Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280368
NUVEEN GLOBAL CITIES REIT, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 16, 2026
TO THE PROSPECTUS DATED APRIL 10, 2026
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 10, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2026;
•	to disclose the calculation of our August 31, 2026 net asset value (“NAV”) per share for each class of our common stock; and
•	to provide an update on the status of our offering.

October 1, 2026 Transaction Price
The transaction price for each class of our common stock for subscriptions accepted as of October 1, 2026 (and repurchases as of September 30, 2026) is as follows:

Transaction Price (per share)
Class T	$11.24
Class S	$11.10
Class D	$11.26
Class I	$11.23
The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of August 31, 2026. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.
August 31, 2026 NAV Per Share
We calculate our NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.
VGN-NREIT-0926P

The following table provides a breakdown of the major components of our NAV as of August 31, 2026 ($ and shares in thousands):

Components of NAV	August 31, 2026
Investments in real property	$2,564,561
Investments in commercial mortgage loans	284,099
Investments in real estate debt	169,854
Investments in international affiliated funds	116,491
Investments in real estate-related securities	45,298
Cash and cash equivalents	61,114
Restricted cash	12,182
Other assets	18,805
Debt obligations	(785,794)
Other liabilities	(81,389)
Subscriptions received in advance	(11,289)
Stockholder servicing fees payable the following month(1)	(480)
Non-controlling interests in joint ventures	(99,865)
Net Asset Value	$2,293,587
Net asset value attributable to preferred stock	128
NAV attributable to common stockholders	$2,293,459
Number of outstanding shares of common stock	203,836

(1)
Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of our NAV, we recognize the stockholder servicing fee as a reduction of our NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of August 31, 2026, we have accrued under GAAP approximately $31.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of August 31, 2026 ($ and shares in thousands, except per-share data):

	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$106,302	$518,564	$77,561	$1,321,814	$269,218	$2,293,459
Number of outstanding shares	9,456	46,712	6,886	117,756	23,026	203,836
NAV per share	$11.24	$11.10	$11.26	$11.23	$11.69

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2026 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.04%	5.91%
Industrial - International	6.35	5.75
Healthcare	7.32	6.46
Multifamily	6.82	5.54
Multifamily - International	4.29	3.70
Grocery Anchored Retail	7.01	5.98
Single Family Housing	7.25	5.50
Office	8.06	7.28
Self-Storage	7.27	5.60
These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

	Discount Rate (weighted average)		Exit Capitalization Rate (weighted average)
Property Type	0.25% decrease	0.25% increase	0.25% decrease	0.25% increase
Industrial	2.00%	(1.89)%	2.87%	(2.60)%
Industrial – International	1.73	(1.73)	2.47	(2.47)
Healthcare	1.95	(1.99)	2.47	(2.35)
Multifamily	1.90	(1.90)	2.82	(2.70)
Multifamily – International	1.85	(1.98)	5.20	(4.45)
Grocery Anchored Retail	1.89	(1.92)	2.58	(2.44)
Single Family Housing	1.98	(1.91)	2.93	(2.64)
Office	1.94	(1.79)	2.22	(2.01)
Self-Storage	1.80	(1.98)	2.70	(2.70)
Status of our Current Public Offering
In our prior public offerings we sold 214,628,246 shares of our common stock resulting in gross offering proceeds of $2,604,869,559. Our third public offering was declared effective by the SEC and commenced on November 6, 2024. In our third public offering, we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 64,277,586 shares of our common stock in this offering, resulting in gross offering proceeds of approximately $733,925,948. We intend to continue selling shares in this offering on a monthly basis.
The number of shares we have registered pursuant to the registration statement of which this Prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement, which was November 6, 2024. Under applicable SEC rules, we may extend this offering one additional year if the shares we have registered are not all yet sold. Our board of directors has extended this offering until the earlier of (i) the date upon which all of the shares registered in this offering have sold or (ii) November 6, 2027, provided that such date will be automatically extended under applicable SEC rules if we file a follow-on registration statement that is not yet effective.
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